EXHIBIT 99.1

North American Construction Group Ltd. Announces Voting Results of Annual General Meeting of Shareholders

ACHESON, Alberta, May 07, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced the results of its Annual General Meeting of Shareholders held on May 6, 2020.  Shareholders elected directors, approved the appointment of KPMG LLP as the independent auditors of the Company and approved a non-binding advisory vote regarding the Company’s approach to executive compensation.  The following are the results of the votes held at the meeting:

	Outcome	Votes For	Withheld or Against
Election of Martin R. Ferron as director	Passed	99.87%	0.13%
Election of Ronald A. McIntosh as director	Passed	96.39%	3.61%
Election of Bryan D. Pinney as director	Passed	98.32%	1.68%
Election of John J. Pollesel as director	Passed	99.72%	0.28%
Election of Maryse C. Saint-Laurent as director	Passed	99.77%	0.23%
Election of Thomas P. Stan as director	Passed	99.05%	0.95%
Election of Kristina E. Williams as director	Passed	99.77%	0.23%
The appointment of KPMG LLP as auditors of the Company and the authorization of the directors to fix their remuneration	Passed	99.27%	0.73%
Approval of the non-binding advisory resolution to accept the approach to executive compensation disclosed in the management information circular delivered in advance of the meeting	Passed	94.79%	5.21%

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca